EXHIBIT 99.4

Exeo Entertainment, Inc. launches Krankz™ and Psyko™ headphones

Products will be displayed at the Electronic Entertainment Expo

May 21, 2014.  PR Newswire. Exeo Entertainment, Inc. (OTCQB: EXEO) announced it would be displaying its products at the 2014 Electronic Entertainment Expo (E3) which runs from June 10 – 12 at the Los Angeles Convention Center. Attendees are encouraged to stop by booth #5336 and test the Psyko™, Krankz™, and Zaaz™ products.

“Last year we received great reviews of our Psyko headphones, but we weren’t in a position to take orders. There was a lot of engineering work that needed to be done before we released the headphones to the public. Right now we have the PC version of the Psyko headphones ready to manufacture and the console version will be out in a couple of months,” said CEO Scott Amaral.

Amaral continued, "We’re excited about the prospects of meeting face to face with buyers from around the world and expanding our distribution network. This is the only time throughout the year that every manufacturer and every buyer is at the same place at the same time.”

The Company’s goal is to secure purchase orders on Krankz™ music headphones and the patented Psyko™ 5.1 surround-sound gaming headphones. The Zaaz™ keyboard tooling is still being finalized, but the Company is now taking pre-orders with a definitive delivery date in the near future.

E3 is the industry’s largest trade show devoted to video game hardware, software, and peripherals. In 2013, 48,200 people from 102 countries attended the event.

Psyko™
Psyko Krypton™ is engineered for gaming: PsykoWave™ technology delivers the highest level of audio directionality and natural sound reproduction over any other 5.1 or 7.1 surround sound gaming headset.

This is achieved through a radical design departure from traditional surround sound headsets. Instead of using signal processing to simulate surround effects:

• Five speakers are placed in the bridge of the headphone each in a precise location to create the correct timing and level differences to both ears.
• Dual precision-tuned audio waveguides direct the sound from all speakers to flow past the front and rear of both ears, creating the same audio environment that exists with a 5.1 room speaker system.
• To complete the 5.1 surround sound experience, subwoofers are placed in each ear cup to deliver the most dynamic audio gaming experience.

Krankz™
Krankz™, Wireless Bluetooth® On-Ear Headphones have a Retractable, Foldable Design with a Built-in Microphone and Noise Cancelling. The On-ear design combines superior sound quality with unparalleled comfort and style.

Features include active noise cancellation, built in call notification, intuitive controls, 24 hour battery life, and the ability to stream from any Bluetooth® enabled device from up to 30 feet away.

Zaaz™
The Zaaz™ Keyboard is a Wireless Interactive Entertainment Keyboard designed to bring the ease of a full-size keyboard to your Smart TVs, Smart Devices and Home Theater Systems.  Features include “one touch access keys,” seamless integration between Bluetooth® and IRDA, and a built in touch pad.

About Exeo Entertainment, Inc.      Headquartered in Las Vegas, Nevada Exeo Entertainment, Inc. (OTCQB: EXEO) is public company that develops, acquires, manufactures, licenses and distributes unique products in the video gaming, music, and smart TV sectors. Exeo markets its products under the following brands: Psyko™ Audio, Krankz™ Audio, Zaaz™ keyboards, and the Extreme Gamer®.  Learn more at www.exeoent.com

Safe Harbor Statement      This press release may contain forward-looking statements which are based on current expectations, forecasts, and assumptions that involve risks as well as uncertainties that could cause actual outcomes and results to differ materially from those anticipated or expected, including statements related to the amount and timing of expected revenues as well as any payment of dividends on our common and preferred stock, statements related to our financial performance, expected income, distributions, and future growth for upcoming quarterly and annual periods.

Investor Relations Contact:
Jon Cunningham
Red Chip Companies, Inc.
Phone No. 407-644-4256
Jon@redchip.com

Source: Exeo Entertainment, Inc.